Exhibit 99.1

November 7, 2003

Won-Seon Kim

Chief Financial Officer

Webzen Inc.

Daelim Acrotel Building, 6th floor,

476-6 Dogok-dong, Kangnam-ku,

Seoul, Korea 135-971

Dear Mr. Kim:

As we have discussed, I have agreed to serve as a member of the Board of Directors of Webzen Inc., a corporation incorporated in the Republic of Korea (the “Company”). I understand I will be nominated as a director to be elected at the Company’s annual general shareholders’ meeting to be held in March 2004.

I hereby consent to being named as a future Board member of the Company in the Form F-1 registration statement to be filed in connection with the Company’s public offering in the United States of American Depositary Shares, representing the Company’s common shares.

Sincerely,

/s/ Moon-Kyu Kim

Moon-Kyu Kim